

October 5, 2011

Via E-mail
Seifi Ghasemi
Chairman and Chief Executive Officer
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540

     Re: **Rockwood Holdings, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 28, 2011
             File No. 1-32609

Dear Mr. Ghasemi:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. It appears from publicly-available information that your Turkish subsidiary may have exported products to Iran and Syria until at least 2010. As you know, Iran and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us any past, current, and anticipated contacts with Iran and Syria, whether through subsidiaries, joint ventures, distributors, third-party sales representatives, or other direct or indirect arrangements, since your letter to us dated August 5, 2005. Your response should describe any products, materials, equipment, components, technology, or services that you have provided into Iran and/or Syria, directly or indirectly, and any agreements, commercial

arrangements, or other contacts with the governments of the referenced countries or entities controlled by them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance